UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934

UONLIVE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

91530X 204
(CUSIP Number)

Tsun Sin Man Samuel, CEO
5/F Guangdong Finance Building
88 Connaught Road West
Hong Kong
(011) 852-2116-3560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2009
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
8015 W. Kenton Circle, Suite 150
Huntersville, North Carolina  28078
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kwok Sim Ching
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of Peoples’ Republic of China
	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (indirect ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Continental Worldwide Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (ownership of record)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON HC

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Uonlive Corporation, a Nevada corporation (the “Issuer”). At present, there are 1,996,355 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Persons are Kwok Sim Ching, a citizen and resident of the Hong Kong SAR of the People’s Republic of China (hereinafter, “Ms. Kwok”), who is a Director and Chairman of Continental Worldwide Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (“Continental Worldwide”), and Continental Worldwide. The Reporting Persons are the beneficial owners of 100,000 shares of Common Stock by virtue of Ms. Kwok’s ownership of 100% of the share capital of Continental Worldwide and Continental Worldwide’s record ownership of 100,000 shares of Common Stock.

The Issuer’s principal executive offices are located at Unit A, 5/F., Goldlion Holdings Centre, 13-15 Yuen Shun Circuit, Siu Lek Yuen, Shatin, Hong Kong.

Item 2.  Identity and Background.

a.	The names of the Reporting Persons are Ms. Kwok and Continental Worldwide.

b.
The business address of Ms. Kwok is Unit A, 5/F., Goldlion Holdings Centre, 13-15 Yuen Shun Circuit, Siu Lek Yuen, Shatin, Hong Kong.  The registered office of Continental Worldwide is Unit A. 5/F., Goldlion Holdings Centre, 13-15 Yuen Shun Circuit, Siu Lek Yuen, Shatin, Hong Kong.

c.
Ms. Kwok’s principal business is acting as the Chairman of Continental Worldwide. Continental Worldwide’s principal business is to hold 100,000 shares of Common Stock of the Issuer, and its principal business address is Unit A, 5/F., Goldlion Holdings Centre, 13-15 Yuen Shun Circuit, Siu Lek Yuen, Shatin, Hong Kong.

d.	During the past five years, neither Ms. Kwok nor Continental Worldwide has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Ms. Kwok nor Continental Worldwide has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Continental Worldwide is a company organized and existing under the laws of the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

The purchase price paid by Continental Worldwide of $40,000 in the aggregate to acquire 50,000 post-split shares of Common Stock from Dragon Ace Global Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Dragon Ace Global”), and 50,000 post-split shares of Common Stock from Oxford Global Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Oxford Global”), came from the personal funds of Ms. Kwok, which were contributed to the capital of Continental Worldwide.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire an equity interest in the Issuer.  The Issuer operates an online radio station from offices and a studio located in Hong Kong.

As mentioned above, Ms. Kwok is the Chairman of Continental Worldwide. Ms. Kwok has more than 20 years experience in administration and business relationships in Hong Kong. She is the director of a management consultancy company in Hong Kong since April 2008.

Other than as heretofore described, neither Ms. Kwok nor Continental Worldwide has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer.

a.           On April 21, 2009, Ms. Kwok and Continental Worldwide initially acquired beneficial ownership of 5,000,000 shares of Common Stock from Dragon Ace Global and 5,000,000 shares of Common Stock from Oxford Global, at a price of $.004 per share.  As a result of the 1:100 reverse stock split described in the next paragraph, Ms. Kwok and Continental Worldwide now beneficially own 100,000 shares of Common Stock.  Ms. Kwok and Continental Worldwide disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

The Issuer consummated a 1:100 reverse stock split effective September 23, 2009, which reduced the number of issued and outstanding shares of Common Stock to a current figure of 1,996,355 and also reduced the conversion ratio of the Series A Convertible Preferred Stock from 1:100 to 1:1 pursuant to the terms of its certificate of designation.  The reverse stock split did not affect the authorized shares of Common Stock of the Issuer, which remain at 200,000,000 shares.  Ms. Kwok and Continental Worldwide now beneficially own 100,000 shares of Common Stock.

b.           The following table indicates the number of shares as to which Ms. Kwok has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Continental Worldwide takes the position that Continental Worldwide, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock.  Accordingly, it is not listed in the following table.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Kwok	100,000	5.0%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Kwok	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Kwok	100,000	5.0%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Kwok	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Ms. Kwok and Continental Worldwide represent that no contracts, arrangements, understandings or relationships exist among Ms. Kwok and Continental Worldwide and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KWOK SIM CHING

By: /s/ Kwok Sim Ching
Name: Kwok Sim Ching

Date:   April 21, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL WORLDWIDE HOLDINGS LIMITED

By /s/ Kwok Sim Ching
Name: Kwok Sim Ching
Title:   Director

Date:   April 21, 2010